18001455

SEC MAIL PROCESS
Received
FEB 28 2018
WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68956

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Situs Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Concourse Parkway, Suite 3000
(No. and Street)

Atlanta	GA	30328
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Rierson 404-920-7247
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB P.C.
(Name – *if individual, state last, first, middle name*)

2950 North Loop West, Suite 1200	Houston	TX	77092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

yw

OATH OR AFFIRMATION

I, Charles Rierson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Situs Capital Management LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PRISCILLA A WILKINSON
MY COMMISSION EXPIRES
NOTARY PUBLIC
MAY 29, 2018
GWINNETT COUNTY, GEORGIA

Signature

Managing Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of SITUS CAPITAL MANAGEMENT, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SITUS CAPITAL MANAGEMENT, LLC as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SITUS CAPITAL MANAGEMENT, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SITUS CAPITAL MANAGEMENT, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SITUS CAPITAL MANAGEMENT, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of SITUS CAPITAL MANAGEMENT, LLC's financial statements. The supplemental information is the responsibility of SITUS CAPITAL MANAGEMENT, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB, P.C.

EEPB, P.C.

We have served as SITUS CAPITAL MANAGEMENT, LLC's auditor since 2015.

Houston, TX

February 8, 2018

Situs Capital Management LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	121,325
Accounts Receivable		5,562
Prepaid expenses and other assets		36,959
Total assets	$	163,846

LIABILITIES AND EQUITY

Accounts payable and accrued expenses	$	9,800
Due to affiliate		19,452
Total liabilities		29,252
Member's equity		134,594
Total liabilities and equity	$	163,846

The accompanying notes are an integral part of these statements.

Situs Capital Management LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUES:	
Advisory fees	$ 1,482,450
EXPENSES:	
Staffing	1,343,193
Regulatory and compliance expenses	88,334
General and administrative	61,620
Professional fees	48,669
Total expenses	1,541,816
Net loss	$ (59,366)

The accompanying notes are an integral part of these statements.

Situs Capital Management LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2017

	Member's capital	Retained Earnings	Member's equity
Balances, December 31, 2016	$ -	$ 193,960	193,960
Net Loss	-	(59,366)	(59,366)
Balances, December 31, 2017	$ -	$ 134,594	$ 134,594

The accompanying notes are an integral part of these statements.

Situs Capital Management LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (59,366)
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	3,876
Prepaid expenses and other assets	(3,910)
Accounts payable and accrued expenses	1,555
Due to affiliate	19,452
Total adjustments	20,973
Net cash used in operating activities	(38,393)
Net decrease in cash	(38,393)
CASH AT BEGINNING OF YEAR	159,718
CASH AT END OF YEAR	$ 121,325

The accompanying notes are an integral part of these statements.

NOTE A – ORGANIZATION

Situs Capital Management LLC (the "Company"), f. k. a. TFO Capital LLC, was organized in the State of Delaware in 2011. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

On May 9, 2013, Situs Holdings LLC acquired the Company from its sole member in a related party transaction for $263,964. On February 7, 2014, due to an internal reorganization, Situs Group LLC emerged as the new parent entity for the Company, whereas Situs Holdings LLC became a subsidiary of Situs Group LLC.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

2. Cash and Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions, most of which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to a maximum amount of $250,000 per account. The Company did not have any amounts held in financial institutions above the federal insured limits at December 31, 2017. No losses have been experienced in these accounts and management believes there is no exposure to any significant credit risks.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2017 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

4. Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its owner and taxed depending on the owner's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES – Continued

The U.S. Federal jurisdiction and New York are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal examinations by tax authorities for all years since inception.

5. Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

6. Advisory Fees

Advisory fees are recorded as income when earned under the terms of each financial advisory agreement.

7. Subsequent Events

The Company has evaluated subsequent events through February 8, 2018, which is the date the financial statements were available to be issued.

8. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, *Revenue from Contracts with Customers* ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company plans to adopt the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements

prescribed by ASC 606. These new disclosures include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

NOTE C – NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness," as defined. At December 31, 2017, the Company had net capital of $92,073, which was $87,073 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2017, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.32 to 1.

NOTE D – RELATED PARTY TRANSACTIONS

The Company entered into an office expense sharing and services agreements with SitusCo LLC and Situs Real LLC ("Situs affiliates"), entities related through common ownership. The Company paid office expense sharing fees totaling $58,273 to Situs affiliates for the year ended December 31, 2017, which is included in general and administrative expenses in the accompanying statement of operations. The Company accrued and paid $2,343 fees for professional services, which is included in staffing expense in the accompanying statement of operations.

NOTE E – CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

For the year ended December 31, 2017, the Company's revenues were derived from two customers. The loss of these customers may have an adverse effect on the Company's operations.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR DECEMBER 31, 2017

Situs Capital Management LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2017

Total member's equity from the statement of financial condition	$	134,594
Deductions and/or charges - nonallowable assets		
Prepaid expenses and other assets		(42,521)
Net capital before haircuts		92,073
Haircuts on securities positions		-
Net capital		92,073
Net capital requirement (6-2/3% of aggregate indebtedness of $29,252 or $5,000, whichever is greater)		5,000
Excess net capital	$	87,073
Aggregate indebtedness		
Accounts payable and accrued expenses		9,800
Due to affiliate		19,452
Total aggregate indebtedness	$	29,252
Ratio of aggregate indebtedness to net capital		32%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2017 filed by the Company with the Financial Industry Regulatory Authority on January 16, 2018.

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2017

The Company claims exemption from SEC Exchange Act Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.

Situs Capital Management LLC

EXEMPTION REPORT
For the year ended December 31, 2017

I, as a member of management of Situs Capital Management, LLC (the "Company"), am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(i), (the "exemption provisions"). To the best of my knowledge and belief I state the following:

> (1) I identified the exemption provisions and (2) I met the identified exemption provisions throughout the year ended December 31, 2017 without exception.

I, Charles Rierson affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Managing Principal

Date: 2/8/18

EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of SITUS CAPITAL MANAGEMENT, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SITUS CAPITAL MANAGEMENT, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which SITUS CAPITAL MANAGEMENT, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i), (the "exemption provisions") and (2) SITUS CAPITAL MANAGEMENT, LLC stated that SITUS CAPITAL MANAGEMENT, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SITUS CAPITAL MANAGEMENT, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SITUS CAPITAL MANAGEMENT, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB, P.C.

EEPB, P.C.

Houston, TX

February 8, 2018

EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of SITUS CAPITAL MANAGEMENT, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by SITUS CAPITAL MANAGEMENT, LLC and SIPC, solely to assist you and the other specified parties in evaluating SITUS CAPITAL MANAGEMENT, LLC's compliance with the applicable instructions of Form SIPC-7. SITUS CAPITAL MANAGEMENT, LLC's management is responsible for SITUS CAPITAL MANAGEMENT, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and check copies, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

EEPB, P.C.
Houston, TX

February 8, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*18*******1949**********MIXED AADC 220
68956 FINRA DEC

SITUS CAPITAL MANAGEMENT LLC

6 CONCOURSE PKWY SUITE 3000

ATLANTA GA 30328-6183

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alexander Baltovski 646-957-2715

2. A.	General Assessment (item 2e from page 2)	$ 2,224
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 28,2017 Date Paid	(244)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,980
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,980

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SITUS CAPITAL MANAGEMENT LLC
(Name of Corporation, Partnership or other organization)

Alexander Baltovski
(Authorized Signature)

Alexander Baltovski FINOP
(Title)

Dated the 31st day of January, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2017
and ending 121/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,482,450
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,482,450
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 2,224 (to page 1, line 2.A.)